CM

SECURIT 14045609 N

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SEC Mail Processing Section
FEB 27 2014
Washington DC
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Worldwide Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1240 Barclay Boulevard
(No. and Street)

Buffalo Grove (City) Illinois (State) 60089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Sweet (847) 495-6750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell P. Cannizzo & Company
(Name – *if individual, state last, first, middle name*)

415 E. Golf Rd #119 (Address) Arlington Heights, (City) Illinois (State) 60005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MD 3/27

OATH OR AFFIRMATION

I, Kenneth Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Worldwide Investments, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public

OFFICIAL SEAL
TINA LILJA
Notary Public - State of Illinois
My Commission Expires May 24, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Reliance Worldwide Investments, LLC
Financial Statements
December 31, 2013

Table of Contents

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

INDEPENDENT AUDITORS' REPORT

To the Member of
Reliance Worldwide Investments, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of Reliance Worldwide Investments, LLC which comprise the statement of financial condition as of December 31, 2013 and the related statements of income and changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliance Worldwide Investments, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell P. Cannizzo & Company

Russell P. Cannizzo and Company
Arlington Heights, Illinois
February 15, 2014

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Reliance Worldwide Investments, LLC:

In planning and performing our audit of the financial statements of Reliance Worldwide Investments, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of the control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there are procedures in place that mitigate the lack of separation of functions. Because of these additional procedures, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell P. Cannizzo & Company

Russell P. Cannizzo & Company
Arlington Heights, Illinois
February 15, 2014

Reliance Worldwide Investments, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$ 748,451
Accounts receivable	10,859
CRD Deposit	1,118
Prepaid fidelity bond	1,847
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $14,712	-
Deposit-Leasehold improvements	150,000
Deposit-Lease	10,022
Total Assets	$ 922,297

Liabilities & Member's Equity

Liabilities	
Accounts payable	$ 11,918
Total Liabilities	11,918
Member's Equity	910,379
Total Liabilities and Member's Equity	$ 922,297

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Statement of Income and Changes in Member's Equity
For the year ended December 31, 2013

Revenue		
Commissions	$	2,607,367
Other income		16,336
Total Revenue		2,623,703
Commissions paid		1,838,562
Gross margin		785,141
Expenses		
Advertising and promotion		216
Administrative payroll and related expense		85,974
Bad debts		930
Bank and credit charges		629
Bonding and guarantor costs		1,190
Licenses and permits		90
Clearing fees and adjustments		639
Computer, internet and website		3,826
Continuing education		400
Stamp guarantor fees		625
Regulatory fees		33,296
Professional fees		38,007
Rent		71,208
State tax expense		2,142
Total Expenses		239,172
Net income	$	545,969
Member's Equity, January 1, 2013		364,410
Capital contribution		-
Member's Equity, December 31, 2013	$	910,379

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Statement of Cash Flows
For the year ended December 31, 2013

Cash flows from operating activities:		
Net income	**$**	**545,969**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		**-**
(Increase) decrease in operating assets:		
Deposits with clearing organizations and others		**(975)**
Accounts receivable		**(6,783)**
Accounts payable		**(2,112)**
Commissions payable		**(252,081)**
Prepaid expenses		**(1,026)**
Net cash provided by operating activities:		**282,992**
Cash flows from investing activities:		
		-
Cash flows from financing activities:		
		-
Increase in cash	**$**	**282,992**
Cash and cash equivalents, January 1, 2013		**465,459**
Cash and cash equivalents, December 31, 2013	**$**	**748,451**

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Reliance Worldwide Investments, LLC (the "Company") is a correspondent broker-dealer and investment banking firm. The Company is registered with the Securities and Exchange Commission (SEC), the Municipal Securities Rulemaking Board (MSRB) and applicable states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SPIC). The Company is a Wyoming single member Limited Liability Company wholly owned by one individual.

2. Significant Accounting Policies

Basis of Presentation - The financial statements include the accounts of the Company. The Company has no subsidiaries and is engaged in business as a correspondent broker-dealer. On June 25, 2007, the SEC granted the Company's registration pursuant to Section 15(b) of the Securities Exchange Act of 1934 and FINRA granted the Company's application for membership. FINRA approved the Company to conduct the following types of business: broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, mutual fund retailer, U.S. government securities broker, municipal securities broker, put and call broker or dealer or option writer and private placement of securities. The Company's scope of approved services was expanded on March 22, 2010 with an amendment to its Form BD adding investment banking. The target market for these investment services is privately-held lower middle market businesses.

Use of Estimates –The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company has elected to be taxed as an S-corporation for income tax purposes. Profits and losses of the Company are thus passed through to the individual tax return of the managing member and no income tax allowances are included in these financial statements.

The accounting standard FASB ASC 740, Income Taxes, on accounting for uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained when challenged or when examined by the applicable tax authority. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change. For the year ended December 31, 2013, the Company has determined that there were no material uncertain tax positions. The Company is no longer subject to examination by the internal revenue service for years before 2010.

Depreciation - Depreciation is recorded in the financial statements using the Internal Revenue Code prescribed lives and accelerated methods.

2. Significant Accounting Policies—(continued)

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Commitments

The Company has a commercial office space rental agreement for its furnished premises at 1240 Barclay Boulevard, Buffalo Grove, Illinois, that expires on December 31, 2014. The Company also has an additional commercial office space lease agreement for Unit 900 at 900 Tri-State Parkway, Gurnee, Illinois. This lease agreement was effective January 1, 2013 and extends to December 31, 2015 with options to renew for two additional years.

Future minimum monthly payments under these two agreements are as follows:

Year	Buffalo Grove	Gurnee
2014	$ 665	$ 5,011
2015		5,161
2016		5,316
2017		5,476

4. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value I the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 830, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

4. Fair Value—(continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 748,451	-	-	$ 748,451
Total	$ 748,451	-	-	$ 748,451

5. Cash and Securities Segregated Under Federal and Other Regulations

Cash of $31,951 is segregated in the Southwest Securities account as required by FINRA regulations.

In addition, the Company maintains its other cash accounts at a commercial bank. The Federal Deposit Insurance Corporation guarantees up to $250,000 for accounts at the bank. At various times throughout the year the Company had cash balances deposited which exceeded the FDIC limit. The risk is managed by maintaining all deposits in a high quality financial institution and management believes the Company is not exposed to any significant credit risk related to cash. At December 31, 2013, the company exceeded the insured limit by approximately $472,792.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3.1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $736,512, which was $731,512 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.62 to 1.

7. Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2013, the Company had balances in excess of insured limits totaling $449,302. The Company has not experienced any losses in such accounts.

8. Subsequent Event

The Company has evaluated subsequent events through February 15, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Schedule I
Reliance Worldwide Investments, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013

Net Capital		
Total members' equity		$ 910,379
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		910,379
Add:		
Subordinated borrowings allowable to computation of net Capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		910,379
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable	-	
Exchange memberships	-	
Furniture, equipment, and leasehold improvements, net	150,000	
Other assets	23,867	
		173,867
Additional charges for customers' and noncustomers' security accounts	-	
Additional charges for customers' and noncustomers' commodity accounts	-	
Aged fails-to-deliver	-	
Aged short security differences	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities/proprietary capital charges	-	
Other deductions and/or charges	-	
	-	-
Net capital before haircuts on securities positions (tentative net capital)		736,512
Haircuts on securities		-
Net capital		$ 736,512
Aggregate indebtedness		$ 11,918
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 729,724
Excess net capital at 1,000 percent		$ 730,320
Ratio: Aggregate indebtedness to net capital		1.620
Reconciliation with company's computation (included in Part II of Form x-17A-5 as of December 31, 2013)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 736,512
Miscellaneous audit adjustments		-
Net capital per above		$ 736,512

Schedule II
Reliance Worldwide Investments, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

Credit balances	**Not Applicable**
Free credit balances and other credit balances in customers' security accounts	-
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short securities and credits in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Total credit items	$ -
Debit balances	**Not Applicable**
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than thirty calendar days	-
Other	-
Gross debits	-
Less 3% charge	-
Total debit items	$ -
Reserve computation	
Excess of total debits over total credits	$ -
Required deposit	$ -
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)	
Excess debits as reported in Company's Part II FOCUS report	$ -
Excess debits per above computation	$ -

Schedule III
Reliance Worldwide Investments, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ -
A. Number of items	None

Schedule IV
Reliance Worldwide Investments, LLC
Schedule of Segregation Requirements and Funds in
Segregation for Customers' Regulated Commodity Futures and Options Accounts
As of December 31, 2013

At the report date, the Company maintained no customers' regulated commodity futures and options accounts. Therefore, the Company was not required to segregate any funds for this purpose.

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's Assessment Reconciliation

To the Member of Reliance Worldwide Investments LLC
Buffalo Grove, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Reliance Worldwide Investments LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Reliance Worldwide Investments LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Reliance Worldwide Investments LLC's management is responsible for the Reliance Worldwide Investments LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting that final payment was made subsequent to the year end, and not accrued for the year ended December 31, 2013, but paid prior to the issuance of these financial statements;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Russell P. Cannizzo & Company

February 15, 2014

Reliance Worldwide Investments, LLC
Determination of "SIPC Net Operating Revenues" and General Assessment
For the Period Ended December 31, 2013

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		**$ 2,623,703**
Additions:		
Total additions		**-**
Deductions:		
Fees for sale of customer privately-held business assets	**101,215**	
Fees for arranging commercial bank loans for customer day-to-day working capital needs	**131,000**	
Administrative fee income paid to firm by Independent Contractors	**16,337**	
Clearing firm security deposit account interest	**-**	
Total deductions		**248,552**
SIPC Net Operating Revenues		**$ 2,375,151**
General Assessment @ .0025		**$ 5,938**

See Independant Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

Reliance Worldwide Investments, LLC
Determination of "SIPC Net Operating Revenues" and General Assessment
For the Period Ended December 31, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			**$ 5,938**
Less Payments Made:			
	Date Paid	**Amount**	
	7/22/2013	**$ 1,462**	
			1,462
Interest on late payment(s):			**-**
Total Assessment Balance			**$ 4,476**
Payment made with Form SIPC 7			**$ 4,476**